Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial situation of Neptune Wellness Solutions Inc. (‟Neptune”, the ‟Corporation” or the ‟Company”) including its subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga"), SugarLeaf Labs, Inc. ("SugarLeaf"), 9354-7537 Québec Inc., Neptune Holding USA, Inc., Neptune Health & Wellness Innovation, Inc., Neptune Forest, Inc., Neptune Ocean, Inc., Neptune Growth Ventures, Inc., 9418-1252 Québec Inc. and Neptune Wellness Brands Canada, Inc. for the three-month periods ended June 30, 2020 and 2019. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month periods ended June 30, 2020 and 2019. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

In this MD&A, financial information for the three-month periods ended June 30, 2020 and 2019 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on August 11, 2020. Disclosure contained in this document is current to that date, unless otherwise noted.

Note that there have been no significant changes with regards to the ‟Related Party Transactions”, ‟Consolidated Off-Balance Sheet Arrangements” or ‟Critical Accounting Policies and Estimates” to those outlined in the Corporation’s 2020 annual MD&A as filed with Canadian securities regulatory authorities on June 10, 2020. As such, they are not repeated herein.

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Wellness Solutions Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to ‟CAD” and ‟USD” refer to Canadian dollars and US dollars, respectively. Information disclosed in this report has been limited to what management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "projects," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results. Forward-looking information in this MD&A includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

management discussion and analysis of the financial situation and operating results

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investors section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under ‟Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses one adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) to assess its operating performance. This non-IFRS financial measure is directly derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs and depreciation and amortization and by subtracting income tax recovery. Other items such as stock-based compensation, litigation provisions, acquisition costs and severance and related costs that do not impact core operating performance of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

A reconciliation of net income (loss) to Adjusted EBITDA is presented later in this document.

management discussion and analysis of the financial situation and operating results

BUSINESS OVERVIEW AND RECENT CORPORATE DEVELOPMENT

Neptune is a diversified and fully integrated health and wellness company. With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a  provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company has a strong position in cannabis and hemp with research, development and commercialization focused on the use of cannabinoids in household products to make them safer, healthier and more effective. Neptune’s corporate headquarters are located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina.

Hand Sanitizer Products

On April 24, 2020, Neptune announced that it was successfully accelerating production of hand sanitizer products to over one million units weekly in a variety of formats. Neptune, through its Neptune Health & Wellness Innovation unit, began selling its branded hand sanitizer line shortly thereafter. Market demand shifted from smaller formats such as 2 oz and 4 oz to larger formats such a 1 liter and 1 gallon, affecting unit base volumes. The unanticipated increase in demand for hand sanitizers lead to a world-wide shortage of raw materials and active ingredients ethanol and isopropanol.  Additionally, there has been a dearth of FDA-compliant manufacturing facilities with capacity to meet the significant increase in demand.  All of these factors significantly impacted Neptune’s ability to meet all its customer’s purchase orders for hand sanitizers during the three-month period ended June 30, 2020. However, as previously announced, Neptune was able to scale up and down responding to continuously changing customer demand, and Neptune successfully launched an expanded line of hand sanitizer products in the club store channel in July 2020 with confirmed orders. Predicting a high and continuous demand, Neptune is currently qualifying several manufacturers with the capacity, know-how, and capabilities to manufacture large batches of hand sanitizer.

Neptune Obtains Sale License from Health Canada

On June 29, 2020, Neptune announced that Health Canada has approved an amendment to the processing license held by Neptune authorizing the sale of certain cannabis products to provincially and territorially authorized retailers and to holders of a license for sale for medical purposes. This amendment includes the authorization of the activity of the sale of cannabis edible products, cannabis extracts, and cannabis topicals. Neptune also added cold storage and operating space at the time the processing license was amended.

Issuance of Shares

During the three-month period ended June 30, 2020, the Corporation sold a total of 5,411,649 shares through the At-The-Market program over the NASDAQ stock market, for gross proceeds of $19,229,883 and net proceeds of $18,652,987. The 3% commissions paid and transaction costs collectively amounted to $843,835. The shares were sold at the prevailing market prices which resulted in an average of approximately US$2.53 per share.

Completion of an Offering

On July 13, 2020, Neptune entered into definitive agreements with certain healthcare-focused institutional investors for the sale of 4,773,584 common shares at an offering price of US$2.65 per share for gross proceeds of approximately US$12.65 million before deducting fees and other estimated offering expenses, pursuant to a registered direct offering (the “Offering”).  The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes.  The Offering closed on July 15, 2020 with one of its existing institutional investors and two new U.S. institutional investors.

management discussion and analysis of the financial situation and operating results

BUSINESS UPDATE AND OUTLOOK

Neptune’s vision is to provide wellness solutions that deliver optimal health and wellness. Our mission is to leverage our scientific and innovation expertise to create and provide our B2B and B2C customers with the best available nutritional products and wellness solutions. This vision requires the Company to be a more agile and responsive organization and the Company is taking a number of initiatives to support these goals, such as transitioning its legacy business management software to a cloud-based SAP Business ONE solution.

Markets

Cannabis Market

CIBC Capital Markets estimates recreational cannabis sales at $2.5 billion Canadian dollars in 2020, lower than its previous estimate of $3.4 billion. Canadians spent $1.2 billion on non-medical cannabis in 2019. Statistics Canada data showed cannabis sales in December climbed 8.1 per cent to $146 million, demonstrating an increase in sales for the third month in row.

According to the National Cannabis Survey (NCS), more Canadians began to use cannabis during the first quarter of 2019. Fifty percent of first-time post-legalization users are situated in the 45+ age category. Nearly 30% of cannabis users obtained all of their cannabis from a legal source. More than 50% of Canadians confirmed getting a portion of their supply from a legal source.

In the year following the legalization (October 2018-October 2019) the retail non-medical cannabis market grew significantly, with retailers of legal cannabis establishing more than 400 brick-and-mortar stores and registering $908 million in online and retail store sales.

According to Statistics Canada, 16.7% of Canadians consumed cannabis in the fourth quarter of 2019. The largest percentage of use were found in the 25-34 age group (26.9%), followed by the 15-24 (24%) and 35-44 group (20.1%).

United States Hemp Extract Market

According to a report published by Cowen Washington Research Group in February 2019, the hemp extracts and CBD market in the United-States is expected to reach US$16 billion dollars by 2025 which includes nutraceuticals, topicals, beverages, food, beauty and vapor products

The passage of the 2018 Farm Bill in 2018 fuelled the already heightened consumer demand for hemp products, and specifically, hemp extracts. Although the U.S. FDA is currently deliberating their approach on how consumer products containing hemp-derived CBD will be regulated and the United States Department of Agriculture (‟USDA”) is in the process of developing regulations governing the production of hemp in the U.S., numerous companies are initiating product development strategies to meet demand for these products once a clear path to market is provided by the regulatory agencies. Neptune intends to operate its activities in compliance with applicable state and federal U.S. laws.

Hand Sanitizer Market

Neptune began scaling up its production efforts of hand sanitizer products in March 2020 as part of its response to the COVID-19 pandemic.  We believe that demand for hand sanitizer products will remain elevated and increase even following resolution of the COVID-19 pandemic as consumers incorporate the use of hand sanitizer into daily routines to prevent germs and protect their health.

According to MARKET ANALYSIS 2020 from Grand View Research, the North American market was valued at US$863.4 million in 2019 and is expected to register a compounded annual growth rate (“CAGR”) of 9.8% over the forecast period to reach US$1,819.1 million by 2027. This represents a 6% increase versus prior year.

management discussion and analysis of the financial situation and operating results

Our B2B strategy

Consistent with our strategic focus of providing wellness products while leveraging our know-how, large-scale extraction and application technology capabilities, our objective is to become a world leader in extraction, purification and formulation of value-added cannabis products and hemp extracts. With our B2B strategy we intend to pursue two business verticals: (i) extract and purify cannabis and hemp biomass received from our customers and return concentrated crude oil in a bulk format back to the same customers, and (ii) provide turnkey formulation, manufacturing and packaging solutions , which would include our specialty ingredients and/or the transformation of cannabinoid extracts into finished products, after which we label, seal and package onsite.

Cannabis Products and Services

In Canada, we signed multi-year agreements to provide extraction services to Canopy Growth Corporation (‟Canopy”) and Tilray Inc. We also signed a multi-year agreement with The Green Organic Dutchman (‟TGOD”) to provide extraction, formulation and manufacturing services and transform TGOD’s biomass into finished product. We have other extraction clients for which we provide extraction services without long-term contracts.

On April 8, 2020, Neptune announced that its phase II expansion at its Sherbrooke, Quebec facility is operational and has been approved to run product for customers bringing the Company’s capacity to 200,000 kg. The Company anticipates that its cold ethanol technology, combined with the high level of automation at Neptune’s Sherbrooke facility, will increase production speed up to 5 times compared to its CO2 technology, while using half the energy.

In the United States, we provide extraction services to hemp farmers using our cutting-edge cold ethanol equipment located at our Conover facility in North Carolina. We extract cannabinoids and terpenes within the hemp flower and purify them into full and broad-spectrum hemp extracts. Broad hemp spectrum extracts have a higher cannabinoid concentration and are well suited for ingestible products given most of the hemp aftertaste has been removed. Full hemp spectrum extracts retain more terpenes and benefit from an “entourage effect” believed to have a higher potency than broad-spectrum hemp extracts and are regularly used in topical products. We are implementing improved procedures and policies at our Conover facility to meet quality assurance and quality control specifications.

The market for hemp extracts in the United States has seen a significant level of volatility in the last twelve months where pricing for hemp derived CBD refined oil has declined by more than 60%. This decrease in bulk hemp extract prices is having a negative impact on the Company’s B2B bulk extract sales. Prices for hemp biomass have followed a similar pattern which has put pressure on tolling fees in the United States. Given the nascent nature of the federally legal hemp extract industry the Company has limited visibility on the evolution of future prices. Based on an internal assessment of Neptune’s opportunities, business risks and market conditions, we have decided to deemphasize our U.S. tolling activities to increase our focus on bulk oil sales, turnkey solutions, our branded products and consumer product relationships.

We also entered into supply contracts with large health and wellness companies in the United States and supply them with bulk hemp-derived extracts oil which they transform into finished products to be commercialized under their brands. We source our hemp from a selected group of two dozen hemp farmers based in the United States. The biomass is received at our facility in North Carolina where we extract, purify and blend the cannabinoids into bulk extracts.

Speciality Ingredients

Neptune offers a variety of specialty ingredients, including our licensed specialty ingredient MaxSimil. Leveraging our global network of suppliers, we also source a variety of other marine oils, seed oils and specialty ingredients that are available for sale. Our specialty ingredients usually come in bulk soft gels or other finished forms, serve as a dietary supplement to consumers, and are available under distributors’ private labels, primarily in the Canadian and U.S. nutraceutical markets.

Turnkey Solutions – Customized Consumer Products

With more than 50 years of combined experience in the nutrition industry, the Corporation, through its nutraceuticals products business also formulates, develops and provides to customers turnkey nutrition solutions.

management discussion and analysis of the financial situation and operating results

Our B2C strategy

Neptune, through its Neptune Health & Wellness Innovations unit, began selling its branded hand sanitizer line in the first quarter of fiscal year 2021, and launched an expanded line of hand sanitizer product lines in the club store channel in July 2020. These hand sanitizer products are plant-based hand sanitizers made with specialized blends of essential oils, aloe vera and fruit extracts and were developed with International Flavors & Fragrances, Inc. Neptune is additionally bringing new products to market to address market demand for critical health and wellness products such as the Neptune Halo oximeter, the Neptune Air non-contact thermometer, as well as other scents and sizes in Neptune’s hand sanitizer product lines and other innovations in development.

We recently launched our Forest Remedies™ and Ocean Remedies™ brands. Under our Forest Remedies™ brand, we intend to commercialize a full line of health and wellness products with and without CBD. The initial launch of the Forest Remedies™ brand will be focused in the United-States and will expand to Canada once we obtain our license amendment from Health Canada to include the authorization to sell cannabis products. Neptune expects the Forest Remedies™ brand to be available at retailers across the United States.

Neptune is also rebranding OCEANO³ to Ocean Remedies™. The Company’s omega-3 products will be commercialized under Ocean Remedies™ brand. Among the several initiatives underway is a clinical study to determine if MaxSimil® fish oil, when used as a carrier oil, can increase the absorption of cannabinoids in humans. We have increased our clinical activity because of the benefits we anticipate in combining our omega-3 formulations with cannabinoids and have increased the size of our R&D team accordingly.

Forest Remedies™. Forest Remedies™ products have been carefully crafted using Neptune’s hemp extracts which are produced with our proprietary extraction process and tested for purity at third-party laboratories. We extract active ingredients from the hemp plant using non-GMO ethanol, refined for maximum cannabinoid retention to produce high-quality, activated full spectrum extracts with profiles that reflect the natural composition of the hemp plant.

Ocean Remedies™. Ocean Remedies™ offers consumers a rich source of omega-3 supplements. The omega-3 fatty acids in the Ocean Remedies™ krill oil have been demonstrated to be 2.5 times better absorbed than fish oil¹. Ocean Remedies™ krill oil offers high eicosapentaenoic acid (EPA), docosahexaenoic acid (DHA), phospholipid levels and astaxanthin, a natural antioxidant. Ocean Remedies™ has been certified by Friend of the Sea for sustainable krill harvesting.

In Canada, we have received our license amendment from Health Canada to sell cannabis products, and we plan to commercialize, under the Neptune® brand, derived product forms of cannabis such as tinctures, capsules, concentrates and other refined products destined to frequent cannabis consumers We plan to first distribute our cannabis 2.0 products in the province of Quebec and expand nationally afterwards.

1 Clinical Study Report. NO. BTS 275/07, Feb 16, 2009. Esslingen, Germany.

SEGMENT DISCLOSURES

In prior periods, the Corporation’s reportable segments were the nutraceutical and the cannabis segments. The nutraceutical segment offered turnkey solutions including services such as raw material sourcing, formulation, quality control and quality assurance primarily for omega-3 and hemp-derived ingredients under different delivery forms such as softgels, capsules and liquids. In the cannabis segment, Neptune provided extraction and purification services from cannabis and hemp biomass. The Company also offered formulation and manufacturing solutions for value added product forms such as tinctures, sprays, topicals, vapor products and edibles and beverages.

During the three months ended June 30, 2020, the Company revised its management structure and performance is no longer measured based on segment income (loss) before corporate expenses in internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, as management believes that such information is no longer relevant in evaluating the results of the Corporation.

management discussion and analysis of the financial situation and operating results

As opposed to a change in reportable segments where the comparatives for the previous period would be restated to show the results of the comparative period according to the new reportable segments, there is no need to restate the comparatives, nor show the reportable segments, as the Corporation’s Chief Operating Decision Maker uses the consolidated statement of financial position and the consolidated statement of earnings and comprehensive loss to evaluate the results of the Corporation.  In the same manner, geographical information has been eliminated.

ADJUSTED EBIDTA

Although the concept of Adjusted EBIDTA is not a financial or accounting measure defined under IFRS and it may not be comparable to other issuers, it is widely used by companies. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs and depreciation and amortization and by subtracting income tax recovery. Other items such as stock-based compensation, litigation provisions, acquisition costs and severance and related costs that do not impact core operating performance of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Adjusted EBITDA1 reconciliation

	Three-month period ended June 30, 2020	Three-month period ended June 30, 2019
	$	$
Net loss	(11,427,411)	(6,452,148)
Add (deduct):
Depreciation and amortization	2,758,761	1,083,675
Net finance costs	1,457,192	118,720
Stock-based compensation	3,497,564	856,926
Litigation provisions	213,893	80,958
Acquisition costs	—	367,000
Severance and related costs	207,061	412,488
Income tax recovery	(63,190)	(50,947)
Adjusted EBITDA[1]	(3,356,130)	(3,583,328)

1.The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

CONSOLIDATED RESULTS

Revenues

Total revenues for the three-month period ended June 30, 2020 amounted to $21,363,252 representing an increase of $17,002,244 or 390% compared to $4,361,008 for the three-month period ended June 30, 2019. The increase for the three-month period ended June 30, 2020 was mainly attributable to new health & wellness products, namely thermometers and hand sanitizer, and the cannabis related products that were a non-significant portion of the revenues in the first quarter of last fiscal year. For the second quarter which will end on September 30, 2020, we are expecting a double-digit percentage increase in the revenues in comparison with the three months period ended June 30, 2020.

Total revenues for the three-month period ended June 30, 2020 include $316,528 of royalty revenues compared to $341,863 for the three-month period ended June 30, 2019. Royalty streams come from licensing agreements on MaxSimil® and on an existing licensing agreement that was excluded from the sale of assets that occurred in 2017. The decrease of royalty revenues for the three-month period ended June 30, 2020 is related to the timing of sales of our licensees which has an impact on royalty revenues.

management discussion and analysis of the financial situation and operating results

Gross Profit

Gross profit is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products, including sub-contractors, freight expenses and duties on raw materials, storage and handling costs and lab testing on raw materials and finish goods.

The consolidated gross profit for the three-month period ended June 30, 2020 amounted to $3,256,426 compared to $(712,175) for the three-month period ended June 30, 2019, an increase of 557% or $3,968,600. The increase in gross profit for the three-month period ended June 30, 2020 compared to the three-month period ended June 30, 2019 was directly related to the increase in sales as explained above.

The consolidated gross margin increased from (16%) for the three-month period ended June 30, 2019 to 15% for the three-month ended June 30, 2020. The increase of 31% in gross margin versus last year is mainly related to products revenue mix.

Research and Development (“R&D”) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants amounted to $434,952 in the three-month period ended June 30, 2020 compared to $342,336 for the three-month period ended June 30, 2019. The increase of $92,616 or 27% for the three month-period ended June 30, 2020 is mainly related to the development of new health & wellness products, representing an increase of about $176,000 of R&D expenses, partly offset by a decrease of approximately $71,000 in cannabis R&D activities.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses amounted to $12,854,882 in the three-month period ended June 30, 2020 compared to $5,329,864 for the three-month period ended June 30, 2019, an increase of $7,525,018 or 141% mainly due to increases in stock-based compensation and long-term incentives, partly offset by a decrease of litigation legal fees, acquisition costs and severance costs related to the CEO change.

Net finance costs

The net finance costs amounted to $1,457,192 for the three-month period ended June 30, 2020 compared to $118,720 for the three-month period ended June 30, 2019, an increase of $1,338,472 or 1127%. The increase for the three-month period ended June 30, 2020 is mainly attributable to foreign exchange losses of $1,339,195 recorded in the first quarter of fiscal year 2021, compared to foreign exchange gains of $23,497 during the same period the previous year, a difference of $1,362,692.

Income taxes

The net loss of the three-month period ended June 30, 2020 includes an income tax recovery of $63,190 compared to $50,947 for the three-month period ended June 30, 2019. The increase of $12,243 or 24% in the income tax recovery is related to the increase in net loss.

Adjusted EBITDA1

Adjusted EBITDA increased by $227,198 or 46% for the three-month period ended June 30, 2020 to an Adjusted EBITDA of ($3,432,296) compared to the three-month period ended June 30, 2019. The increase in Adjusted EBITDA for the three-month period ended June 30, 2020 compared to the three-month period ended June 30, 2019 is mainly attributable to the increase in gross profit, partially offset by an increase in SG&A expenses, as explained above.

Net loss

The Corporation realized a net loss for the three-month period ended June 30, 2020 of $11,427,411 compared to $6,452,148 for the three-month period ended June 30, 2019, an increase of $4,975,263 or 77%. The increase in the net loss for the three-month period ended June 30, 2020 is attributable mainly to the increase of $7.5 million in SG&A expenses  and the increase by $1.3 million in net finance costs, partly offset by the $4.0 million increase in gross profit, as previously discussed.

[1] The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Our operations, R&D program, investment in cannabis, health and wellness activities, capital expenditures and acquisitions are mainly financed through cash flows from operating activities and liquidities, as well as the issuance of debt and common shares.

Operating Activities

During the three-month period ended June 30, 2020, the cash used in operating activities amounted to $10,330,490. The cash flows used by operations before the change in operating assets and liabilities amounted to $3,662,576. The change in operating assets and liabilities amounting to $6,667,914 mainly resulting from variations in inventories, prepaid expenses, trade and other payables and provisions reduced the cash flows used by operations to the negative said amount of $10,330,490. This use of cash in operating activities mainly reflects the activities related to new health & wellness products.

During the three-month period ended June 30, 2019, the cash used in operating activities amounted to $6,159,359. The cash flows used by operations before the change in operating assets and liabilities amounted to $4,494,405. The change in operating assets and liabilities amounting to $1,664,954 mainly resulting from variations in inventories, prepaid expenses, trade and other payables and provisions reduced the cash flows used by operations to the negative said amount of $6,159,359. This use of cash in operating activities mainly reflects the investment of the Corporation in cannabis business development.

Investing Activities

During the three-month period ended June 30, 2020, the cash flows used for investing activities, which totalled $1,412,306, were mainly for acquisition of property, plant and equipment (“PPE”), for ($1,433,814) required at the Sherbrooke facility for the cannabis activities; investing activities also include interest received of $17,643.

During the three-month period ended June 30, 2019, the cash flows used for investing activities were mainly for acquisition of PPE for $1,930,334, required at the Sherbrooke facility for the cannabis business and acquisition of intellectual property of $75,691. Investing activities also include interest received of $18,837.

Financing Activities

During the three-month period ended June 30, 2020, the financing activities generated $21,239,098 of cash coming mainly from the At-The-Market Offering, with net proceeds of $18,386,048 and from the exercise of options of the Corporation for 3,358,588.

During the three-month period ended June 30, 2019, the financing activities generated $3,651,164 of cash mainly from the exercise of options and warrants of the Corporation for $2,527,500 and from the variation of the bank line of credit of $1,360,000 partially offset by the repayment of loans and borrowings of $267,858, payment of lease liabilities of $81,704 and for interest paid of $84,826.

As at June 30, 2020, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $25,503,436. The Corporation also has a short-term investment of $24,000. The Corporation has a facility of credit with a large Canadian financial institution for an amount of $5,000,000 to support its operations. As at June 30, 2020, the Corporation has drawn banker’s acceptances for $3,000,000 with maturity dates from August 28, 2020 to September 1, 2020. The banker’s acceptances bear interest at banker’s acceptances rate at issuance plus 2.45%. In addition, a bank loan of $250,000 at prime rate plus 1.45% was also in use as at June 30, 2020.

Subsequent to quarter end, Neptune concluded an offering. Refer to "Completion of an Offering" section above.

management discussion and analysis of the financial situation and operating results

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set out selected consolidated financial information for the three-month periods ended June 30, 2020 and 2019 and as at June 30, 2020 and March 31, 2020. Variations in these amounts have been explained in the consolidated results section above.

	Three-month period ended June 30, 2020	Three-month period ended June 30, 2019
	$	$
Total revenues	21,363,252	4,361,008
Adjusted EBITDA[1]	(3,356,130)	(3,583,328)
Net loss	(11,424,411)	(6,452,148)
Basic and diluted loss per share	(0.13)	(0.08)

	As at June 30, 2020	As at March 31, 2020
	$	$
Total assets	187,610,079	168,775,947
Working capital[2]	35,686,557	21,579,163
Non-current financial liabilities	8,226,506	7,929,629
Equity attributable to equity holders of the Corporation	156,518,295	143,630,293

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

The following tables set out selected consolidated financial information for the last eight quarters.  All amounts in these tables are in thousands of dollars, except for basic and diluted loss per share which are shown in dollars.  More details and explanations on each of the quarterly financial data above can be found in the corresponding Management Discussion and Analysis.

	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
	$	$	$	$
Total Revenues	21,363	9,530	9,175	6,512
Adjusted EBITDA[1]	(3,356)	(25,354)	(7,054)	(4,581)
Net income (loss)	(11,427)	(39,239)	5,603	(20,775)
Basic and diluted loss per share	(0.13)	(0.41)	0.06	(0.23)

	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
	$	$	$	$
Total Revenues	4,361	5,664	6,538	7,071
Adjusted EBITDA[1]	(3,583)	(2,707)	(1,923)	(1,228)
Net loss	(6,452)	(12,384)	(3,658)	(3,050)
Basic and diluted loss per share	(0.08)	(0.16)	(0.05)	(0.04)

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

management discussion and analysis of the financial situation and operating results

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes, in thousands of dollars, to the statement of financial position (other than equity) as at June 30, 2020 compared to March 31, 2020:

Accounts	Increase (Reduction)	Comments
Cash and cash equivalents	8,926	Refer to "Consolidated liquidity and capital resources"
Trade and other receivables	2,576	Increase in revenues
Prepaid expenses	6,326	Prepayment to suppliers for the health and wellness products orders
Inventories	1,940	Increase of raw materials for incoming sales orders
Property, plant and equipment	2,820	Improvement to Sherbrooke facility for cannabis activities, net of depreciation
Right-of-use of assets	(122)	Amortization of the quarter
Intangible assets	(2,381)	Amortization of intangible assets and foreign exchange loss
Goodwill	(1,350)	Foreign exchange loss
Other non-current asset	110	Increase in fair value of the investment in Acasti Pharma
Trade and other payables	5,156	Increase in purchases related to inventories and PPE
Deferred revenues	253	Prepayment of orders from health and wellness products customers
Provisions	214	Increase to the provision related to Corporation’s former chief executive officer’s (the “Former CEO”) litigation
Lease liabilities	(126)	Payment of rent for the quarter
Deferred tax liabilities	(385)	Foreign exchange gain on translation of SugarLeaf liability and future income tax entry for Biodroga
Other liability	819	Fair value adjustment of long-term incentives

See the statement of changes in equity in the condensed consolidated financial statements for details of changes to the equity accounts from March 31, 2020.

CONSOLIDATED CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at June 30, 2020, in thousands of dollars:

						June 30, 2020
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payables	$18,152	$18,152	$17,608	$544	$—	$—
Lease liabilities*	1,465	1,465	450	904	111	$—
Loans and borrowings***	3,207	3,250	3,250	—	—	—
Other Liability***	2,036	20,364	—	—	—	20,364
Research and development contracts	—	547	547	—	—	—
Purchase obligation	—	357	357	—	—	—
Other agreements	—	760	245	344	171	—
	$24,860	$44,895	$22,457	$1,792	$282	$20,364

(*)Includes interest payments to be made on lease liabilities corresponding to discounted effect.

(**)Includes interest payments to be made on loans and borrowings.

(***)	According to the employment agreement with the CEO, a long-term incentive is payable if the Corporation reaches a level of market capitalization

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of June 30, 2020, Neptune was compliant with all of its borrowing covenant requirements.

management discussion and analysis of the financial situation and operating results

CONTINGENCIES

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

Under the terms of an agreement entered into with a corporation controlled by the Former CEO of the Corporation, the Corporation should pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Some of the terms of this agreement are being disputed. Based on currently available information, a provision of $1,329,529 has been recognized for this claim as of June 30, 2020 (refer to note 5 (a) of the consolidated interim financial statements for the three-month periods ended June 30, 2020 and 2019).

(ii)

The Corporation initiated arbitration in August 2014 against a krill oil customer that owed approximately $4,845,150 (US$3,700,000). The full amount of trade receivable was written-off in February 2015. This customer is counterclaiming a sum in damages. During the year ended March 31, 2019, the counterclaim amount was amended to $185 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim. Arbitration for the hearing occurred in July 2019. The Corporation is waiting for the arbitral award. Based on currently available information, no provision has been recognized for this case as at June 30, 2020.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

PROVISIONS

During the year ended March 31 ,2019, the Corporation received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a corporation controlled by the Former CEO against the Corporation in respect of certain royalty payments alleged to be owed and owing to the Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and the Former CEO (the “Agreement”). The Corporation had also filed a counterclaim against the Former CEO disputing the validity and interpretation of certain clauses contained in the Agreement and claiming the repayment of certain amounts previously paid to the Former CEO pursuant to the terms of the Agreement. Under the terms of the Agreement, it was alleged by the Former CEO that annual royalties be payable to the Former CEO, with no limit to its duration, of 1% of the sales and other revenues made by Neptune; the interpretation of which was challenged by the Corporation.

Pursuant to the judgment rendered on March 21, 2019, which Neptune has appealed, the Court ruled in favour of the Former CEO and rejected the counterclaim filed by the Corporation. As a result, the Court awarded the Former CEO payments determined by the Court to be owed under the Agreement of 1% of all sales and revenues of the Corporation incurred since March 1, 2014, which final payments remain to be determined taking into account interest, judicial costs and other expenses. The Court also declared that, pursuant to the terms of the Agreement, the royalty payments of 1% of the future sales and other revenue made by the Corporation on a consolidated basis are to be payable by the Corporation to the Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a negative earnings before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

A litigation provision of $2,130,074 was recorded in the consolidated statement of financial position in the year ended March 31, 2019 to cover the estimated cost of the judgement in accordance with the ruling above, including legal and administrative proceedings, and also estimated legal fees for the appeal. During the three-month period ended June 30, 2020, the Corporation paid an amount of $nil (2019 – $291,292) and recorded in Trade and other payables an amount of $nil (2019 –$911,374) related to the portion of the judgment not contested by Neptune. During the three-month period ended June 30, 2020, an additional amount of $213,893 (2019 – $80,958) has been recorded as provision for payments of royalties on sales for the first quarter consolidated revenues and as expenses related to the litigation. As at June 30, 2020, the provision recorded for this litigation is totalling $1,329,596 ($1,115,703 as at March 31, 2020).

The timing of cash outflows of litigation provision is uncertain as it depends upon the outcome of the appeal. Management does not believe it is possible to make assumptions on the evolution of the cases beyond the statement of financial position date.

On May 17, 2019, the Corporation’s Motion for leave to appeal was presented to a judge of the Québec Court of Appeal, who expressed the opinion that the Corporation could appeal without necessity of obtaining leave. In order to ensure the protection management discussion and analysis of the financial situation and operating results of the Corporation’s rights, the judge deferred the motion to the panel who will hear the merits of the appeal. The Corporation filed its appeal factum on July 30, 2019.

In addition to the above, the Former CEO of the Corporation was claiming the payment of approximately $8,500,000 and the issuance of equity instruments for severance entitlements under his employment contract terminated in April 2014. On May 10, 2019, Neptune announced a settlement regarding these claims. Pursuant to the agreement entered, Neptune agreed to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti held by the Corporation to the Former CEO. As at March 31, 2019, the common shares of Acasti transferable to the Former CEO of $2,835,000 were presented as current other assets in the statement of financial position. In addition, Neptune agreed to reimburse nominal legal fees.

As at March 31, 2019, a provision of $5,834,502 was recorded in the consolidated statement of financial position relating to this settlement. During the three-month period ended June 30, 2019, the 2,100,000 shares in Acasti held by the Corporation were transferred and the 600,000 common shares from treasury were issued to the Former CEO. Neptune received full and final release on all claims in connection with this case.

CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated interim financial statements for the three-month periods ended June 30, 2020 and 2019 are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2020, except as disclosed below.

The Corporation has initially adopted IFRS 16, Leases and IFRIC 23, Uncertainty over Income Tax Treatments as at April 1st, 2019.

Further information can be found in Note 3 of the consolidated interim financial statements for the three-month periods ended June 30, 2020 and 2019 and the consolidated interim financial statements for the three-month periods ended June 30, 2019 and 2018. The adoption of IFRS 16 had a significant effect on the Corporation’s consolidated interim financial statements for the three-month periods ended June 30, 2019 and 2018.

A number of new standards, amendments to standards and interpretations, are not yet effective for the three-month period ended June 30, 2020, and have not been applied in preparing the consolidated interim financial statements. Management does not expect that any of the new standards and amendments to existing standards issued but not yet effective would have a material impact on the Corporation’s consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES (“DC&P”) AND INTERNAL CONTROL OVER FINANCIAL REPORTING (“ICFR”)

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Michael Cammarata, in his capacity as Chief Executive Officer (‟CEO”) and Dr. Toni Rinow, in her capacity as Chief Financial Officer (‟CFO”) that, among other things, report on the design of DC&P and the design of ICFR.

There have been no changes in the Corporation’s ICFR during the three-month period ended June 30, 2020 that have materially affected or are reasonably likely to materially affect ICFR.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Additional risks and uncertainties, including those that the Corporation is unaware of or that are currently deemed immaterial, may also become important factors that affect the Corporation and its business. If any such risks actually occur, the Corporation’s business, financial condition and results of operations could be materially adversely affected.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at August 11, 2020, the total number of common shares issued and outstanding is 111,573,341 and the Corporation’s common shares were being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. There are also 15,155,766 options, 75,671 deferred share units, 1,938,886 restricted share units and 3,788 restricted shares outstanding. Each option, restricted share unit and deferred share unit is exercisable into one common share to be issued from treasury of the Corporation. Some stock options granted subsequent to the end of the quarter are subject to shareholders approval.